EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Welltower Inc. for the registration of debt securities, common stock, preferred stock, depositary shares, guarantees, warrants and units; and for Welltower OP LLC for the registration of debt securities and guarantees and to the incorporation by reference therein of our reports dated February 21, 2023, with respect to the consolidated financial statements and schedules of Welltower Inc., and the effectiveness of internal control over financial reporting of Welltower Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Toledo, Ohio

May 3, 2023